

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 5, 2009

<u>Via U.S. Mail</u>

Mr. Salesh Balak
Chief Financial Officer
Universal Biosensors, Inc.
1 Corporate Avenue,
Rowville, 3178, Victoria Australia 3178

      Re: **Universal Biosensors, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               File No. 000-52607

Dear Mr. Balak:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Kevin L. Vaughn
                      Accounting Branch Chief